UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16. UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2024
Commission File Number 001-40695

Dole plc
(Translation of registrant's name into English)

29 North Anne Street
Dublin 7
Ireland
D07 PH36
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Completion of Disposition of Progressive Produce
On March 13, 2024, Dole plc (“Dole” or the “Company”) completed its sale of Progressive Produce LLC (“Progressive Produce”) to PTF Holdings, LLC (“PTF Holdings”), a Delaware limited liability company and portfolio company of Arable Capital Partners, LLC (“Arable”). As a result of the sale of Progressive Produce, Dole has received gross proceeds of $120.25 million in cash.
On March 13, 2024, the Company issued a press release in connection with the sale. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of March 13, 2024

DOLE PLC
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 15, 2024	DOLE PLC
(Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer